Exhibit 99.2

Appointment of Proxyholder

6. Russel C. Robertson

7. Maryse Saint-Laurent

8. Steve Thibeault

I/We, being holder(s) of common shares of TURQUOISE HILL RESOURCES LTD. (the “Corporation”), hereby appoint: R. Peter Gillin, the Chairman of the Board of Directors of the Corporation or, failing him, Steve Thibeault, the Interim Chief Executive Officer of the Corporation or failing him, Maryse Saint-Laurent, a Director of the Corporation or, failing her, George R. Burns, a Director of the Corporation, or instead of any of the foregoing,

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Corporation to be held at 9:00 a.m. (Eastern Time) on Wednesday, May 11, 2022, simultaneously at Fairmount Hotel, The Queen Elizabeth, in room Avenue Duluth located at 900 Rene Levesque Blvd. W, Montreal, Quebec, and via live audio webcast online at https://web.lumiagm.com/452044501 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. If you appoint a proxyholder other than the proxyholders listed above, YOU MUST return your proxy by mail, fax, email or Internet to TSX Trust and YOU MUST ALSO either complete the online form at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 5:00 p.m. (Eastern Time) on May 9, 2022 to properly register your proxyholder, so that TSX Trust may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth in this proxy. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the meeting, but will be able to attend as a guest.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of directors	FOR	WITHHOLD

1. George Burns

2. Caroline Donally

3. R. Peter Gillin

4. Alfred P. Grigg

5. Stephen Jones

2. Appointment of Auditors	FOR	WITHHOLD

To appoint KPMG LLP as auditors of the Corporation at a remuneration to be fixed by the Board of Directors.

3. Non-binding advisory vote on the Corporation’s approach to executive compensation	FOR	AGAINST

Non-binding advisory vote to accept the approach to executive compensation disclosed in the accompanying information circular.

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable box(es) below. Please note that if you do not tick the appropriate box, you will not receive these documents from the Corporation. You may also register online on TSX Trust Company’s website https://ca.astfinancial.com/financialstatements and input code 3086 to receive the below documents by mail.

❑	I would like to receive quarterly financial statements

❑	I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date (MM/DD/YYYY)

Please sign exactly as your name(s) appear on this proxy. Please see reverse for additional instructions. All proxies must be received by May 9, 2022 at 5:00 p.m. (Eastern Time).

Proxy Form – Annual Meeting of Shareholders of TURQUOISE HILL RESOURCES LTD. to be held on May 11, 2022 (the “Meeting”)

Notes to Proxy

1. Every common shareholder has the right to appoint a person other than the management nominees designated overleaf to attend and act on his or her behalf at the Meeting.

2. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

3. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

4. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Information Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

5. If a security is held by two or more individuals, then all those registered must sign this proxy. Any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation’s Management.

How to Vote

INTERNET
• Go to www.tsxtrust.com/vote-proxy • Cast your vote online • View Meeting documents	To vote using your smartphone (via the Internet), please scan this QR Code

To vote by Internet you will need your control number. If you vote by Internet, DO NOT return this proxy.

MAIL, FAX OR EMAIL

•	Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

•	You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com.

An undated proxy is deemed to bear the date on which it is mailed on behalf of management to you.

If you wish to receive investor documents electronically in the future, please visit www.tsxtrust.com/edelivery to enroll.

All proxies must be received by May 9, 2022 at 5:00 p.m. (Eastern Time).